EXHIBIT 12.1

BERKSHIRE HATHAWAY ENERGY COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratios)

	Nine Months Ended September 30,		Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009

Earnings Available for Fixed Charges:
Net income	$1,717	$1,302	$1,676	$1,495	$1,352	$1,310	$1,188

Add (Deduct):
Income tax expense	531	272	130	148	294	198	282
Equity income	(84)	(68)	35	(68)	(53)	(43)	(55)
Add:
Fixed charges	1,300	921	1,268	1,222	1,240	1,263	1,317
Distributions from equity investees	23	11	16	22	32	33	27
Deduct:
Capitalized interest	(36)	(32)	(48)	(19)	(3)	(3)	(3)
Preferred stock dividend requirements of consolidated subsidiaries	(5)	(6)	(7)	(9)	(10)	(9)	(10)

	1,729	1,098	1,394	1,296	1,500	1,439	1,558

Total earnings available for fixed charges	$3,446	$2,400	$3,070	$2,791	$2,852	$2,749	$2,746

Fixed Charges:
Interest expense	$1,266	$893	$1,222	$1,176	$1,196	$1,225	$1,275
Estimated interest portion of rental payments	29	22	39	37	34	29	32
Preferred stock dividend requirements of consolidated subsidiaries	5	6	7	9	10	9	10

Total fixed charges	$1,300	$921	$1,268	$1,222	$1,240	$1,263	$1,317

Ratio of earnings to fixed charges	2.7x	2.6x	2.4x	2.3x	2.3x	2.2x	2.1x